Exhibit 4(c)(29)
FIRST AMENDMENT TO ELAN U.S. SEVERANCE PLAN
     This First Amendment (the “First Amendment”) to the Elan U.S. Severance Plan effective March 1, 2001 and Amended and Restated as of January 1, 2008 (the “Elan U.S. Severance Plan”), is effective as of November 29, 2010 (the “Effective Date”).
RECITALS/BACKGROUND
     A. Whereas, Athena Neurosciences, Inc. (the “Company”) adopted the Elan U.S. Severance Plan for the benefit of certain “Eligible Employees” of the Company and certain Affiliates specified by the Company; and
     B. Whereas, the Company desires to amend the Elan U.S. Severance Plan so it shall be effective with respect to Triggering Events that occur on or before March 31, 2011, pursuant to the terms hereof.
AGREEMENT
     Now, therefore, the Parties agree to amend the Elan U.S. Severance Plan as follows:
     1. Defined Terms. Except as otherwise expressly provided herein, the terms defined in the Elan U.S. Severance Plan shall have the same meanings in this First Amendment as in the Elan U.S. Severance Plan.
     2. Amendment/Termination/Vesting. Article IX of the Elan U.S. Severance Plan is hereby amended by deleting the first sentence of the final paragraph of such Article in its entirety and replacing it with the following: “The Plan shall be effective only with respect to Triggering Events that occur on or before March 31, 2011.”
     3. Conflicts; Ratification. In the event of a conflict between the terms of this First Amendment and of the Elan U.S. Severance Plan, the terms hereof shall govern. Except as expressly amended herein, the terms and conditions of the Elan U.S. Severance Plan shall remain in full force and effect.
     4. Headings. The headings in this First Amendment are intended solely for convenience of reference and shall give no effect in construction or interpretation of this First Amendment or the Elan U.S. Severance Plan.

ATHENA NEUROSCIENCES, INC.

By:	/s/ John L. Donahue
Name:	John L. Donahue
Title:	Assistant Secretary